SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Ye                  No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 5, 2007 with the report for the three-month period ended on September 30, 2007 and September 30, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 5, 2007, the Company filed the report for the three-month period ended on September 30, 2007 and September 30, 2006 requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	09-30-07	09-30-06
	Ps,	Ps,
1- Period Result

Ordinary	(12,602,410)	1,926,977
Extraordinary	—	—
(Loss) Period Profit	(12,602,410)	1,926,977

2- Net Worth Composition

Outstanding Shares	313,396,410	220,802,837
Treasury Shares	—	—
Subscribed Capital	313,396,410	220,802,837
Comprehensive Capital Adjustment	166,218,124	166,218,124
Premium on Shares	161,578,267	106,564,149
Technical revaluation	—	—
Legal Reserve	13,176,701	11,532,537
Reserve for new projects	120,099,646	—
Retained earnings	36,759,859	129,170,787
Temporary conversion difference	5,474,773	(2,792,640)
Total Net Worth	816,703,780	631,495,794

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is Ps. 313,396,410.- Its share composition is divided in 313,396,410 of registered common stock of face value Ps. 1 each, and with right to 1 vote each.

As of September 30, 2007 the amount of 210,853,468 common stock of face value Ps. 1 each and with right to 1 vote each are not hold by the principal shareholders. It amount of shares represent 67.3% of the issued authorized outstanding capital.

The principal shareholder is Inversiones Financieras del Sur S.A. with 101,776,194 shares, which represent the 32.5% of the issued authorized outstanding capital.

On November 2002, the Company issued Convertible Notes with option to buy additional shares. If the Company’s entire holders of Convertible Notes exercise at the end of the period its conversion right the amount of shares would rise to 317,183,572; and if the holders exercise its warrants the amount of its shares would rise to 321,212,198. Inversiones Financieras del Sur S.A. does not have neither Convertible Notes nor warrants of the Company, as they were converted and exercised on March 31, 2007.

•

Results for the first quarter of fiscal year 2008 showed a net loss of Ps.12.6 million compared to a Ps.1.9 million profit posted in the same period of the previous fiscal year. This decrease is mainly explained by the negative results derived from our interest in related companies, which decreased by Ps.12.0 million, and to a lesser extent by the higher operating losses recorded during the first quarter, as the crop season is at its initial stages.

•

We have already sown 100% of the land intended for wheat, 25% of the soybean, 90% of the corn and 80% of the sunflower. In addition, we have increased the amount of hectares allocated to crop production (+25%), beef cattle breeding and fattening (+6%) and milk production (57%), and both output quantities and prices at the closing of IQ 08 have risen as compared to the closing of IQ 07.

•

In August 2007, we executed a preliminary sales agreement without transfer of possession in connection with 4,974 hectares of the “Los Pozos” establishment. The agreed sales price was US$ 1.1 million, i.e. US$ 225.0 per hectare. Income derived from this sale will be approximately US$ 1.0 million, to be reflected in the next quarter. It should be noted that the parcel sold under this transaction was recorded in the Company’s books at US$ 7.0 per hectare.

•

BrasilAgro entered into agreements for the purchase of three additional properties: “Araucária” of 15,543 hectares in Mineiros (GO), “Alto Taquari” of 5,266 hectares in Alto Taquari (MT) and a third property of 37,799 hectares in Correntina (BA).

•

After the closing of the first quarter of fiscal year 2008, the General Ordinary and Extraordinary Shareholders’ Meeting held on October 10, 2007 approved the distribution of cash dividends for Ps.8,25 million.

•	Conversions of Notes and Warrants are being completed, resulting in 313,4 million outstanding shares out of an aggregate of 321,2 million that would result upon total conversion of these securities.

•	We expect to carry out a capital increase by the issuance of shares of stock, for the purpose of further consolidating our businesses in the region and at minimum maintaining our interest in IRSA.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 6, 2007.